UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

Republic of Argentina (Jurisdiction of incorporation or organization)	Commission file number: 001-38262
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Marcos Isabelino Gradin Chief Financial Officer Tel: 54-11-4319-3048
(Name and telephone number, including area code, of the person to Contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from .
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included in Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2023

This report provides a consolidated overview of the payments to governments made by Loma Negra Compañía Industrial Argentina Sociedad Anónima. (“Loma Negra,” the "Company" or "us") for the fiscal year ended December 31, 2023.

All payments are reported in Argentine Pesos ("Ps."), the official currency of Argentina. All figures in Ps. are stated in the measuring unit current at the end of the reporting year (December 31, 2023) in accordance with the application of the method to restate financial statements in constant currency established by the International Accounting Standard 29, or IAS 29, as Argentina is considered a hyperinflationary economy. As of December 31, 2023, the official nominal exchange rate for pesos into U.S. dollars was Ps. 808.4833 per US$1.00 and as of September 24, 2024 the official nominal exchange rate for pesos into U.S. dollars was Ps. 966.7500 per US$1.00.

Our business segments

We produce and distribute cement, masonry cement, lime, aggregates and concrete, which are products primarily used in private and public construction.

The principal raw materials used in the production of cement include: (1) limestone, clay and gypsum for the production of clinker, and (2) clinker additions, including blast furnace slag, pozzolana, fly ash, and paper bag, since we package a substantial portion of our cement in bags. We obtain nearly all of our mineral resources from our own quarries, using, either third party services or our own mining equipment. For the year ended December 31, 2023, all of our limestone was sourced from our own quarries. We own and exclusively operate our limestone quarries.

Our business segments are as follows:

•Cement, masonry cement and lime segment: this segment includes profit or loss from the cement, masonry cement and lime business, from procurement of raw materials in quarries, the manufacturing process of clinker and quicklime and their subsequent grinding with certain aggregates for the production of cement, masonry cement and lime.
•Concrete segment: this segment includes profits or loss from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.
•Railroad segment: this segment includes profits or loss from the aggregates business, from obtaining to crushing the stone.
•Aggregates segment: this segment includes profits or loss from the provision of rail transportation services.
•Others segment: this segment includes profits or loss from the industrial waste treatment and recycling business for use as fuel.

Our projects

This report discloses the payments made by the Company to governments for the purpose of commercial development of minerals, such as limestone or granite, as part of our industrial cement and lime production and commercialization of aggregates.

As of December 31, 2023, we had six production stage mining properties. We have disclosed payments for the mining properties as separate projects segregated by product type and location:

•Doña Amalia, a limestone quarry located in the Province of Catamarca, Argentina. We consider this mining property as one project.

•Piedras Blancas, a limestone quarry in the Province of San Juan, Argentina. We consider this mining property as one project.
•El Salitral y Cerro Bayo, a limestone quarry in Zapala, Province of Neuquen, Argentina. We consider this mining property as one project.
•Barker, a limestone quarry in Barker, Province of Buenos Aires, Argentina. We consider this mining property as one project.
•La Pampita y Entorno, limestone quarries located in Olavarría, Province of Buenos Aires, Argentina. We consider these mining properties as one project.
•La Preferida, a granite quarry located in Olavarría, Province of Buenos Aires, Argentina. We consider this mining property as one project.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit number	Description
2.01	Resource Extraction Payment Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: September 25, 2024	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer